C21 Investments Announces Q4 Earnings Date and Provides Operational Update

Sequential Same Store Sales Growth Across All Dispensaries Continues Strong Outlier Performance

VANCOUVER, May 22, 2025 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced its expected date for reporting its audited fiscal year end financial results for the period ended March 31, 2025. The Company is also taking the opportunity to provide an operational update for the period. All currency is reported in U.S. dollars. The Company recently changed its fiscal reporting period to a March 31st year-end and will not have traditional year-over-year comparable reporting periods for its fourth quarter.

The Company is pleased to share an update on its existing operations for its fourth quarter, ended March 31, 2025. C21 anticipates releasing audited results by June 24, 2025.

For Q4 (January-March 2025), C21 reported revenue of $8.1 million, a 3% increase from $7.9 million in Q3 (October-December 2024). Compared to the previous Q4 (ended January 31, 2024), revenue grew by 24%. Gross margins for Q4 are projected at approximately 45%. Over the fiscal year (Q4 vs. Q1), C21 achieved a 23% revenue increase (see table below). The company sustained robust retail sales growth, with a 26% increase over the same period.

All Silver State Relief dispensaries recorded sequential same-store sales growth in Q4. Notably, the South Reno store, opened in July 2024, has achieved over 100% same-store sales growth, rising from $273,000 in its first full operational month, July 2024, to $580,780 in March 2025. Customer transactions grew consistently across all dispensaries each quarter, with a 38% increase in retail transactions over the fiscal year (Q4 vs. Q1).

CEO and President, Sonny Newman, stated, "We look forward to sharing our fourth quarter and year-end results in June, which will showcase sequential same store sales growth across each of our Silver State Relief dispensaries despite seasonal and industry challenges. Our performance underscores the strength of our retail brand and the exceptional dedication of our team."

In USD	Preliminary Q4	Q3	Q2	Q1	2-month Stub
	Mar 31, 2025	Dec 31, 2024	Sept 30, 2024	June 30, 2024	Mar 31, 2024
Revenue	$ 8,105,512	$ 7,907,812	$ 7,508,547	$ 6,596,009	$ 4,464,950
Gross Margin	45%	46%	43%	31%	40%
Income (Loss) from Operations	$ 837,212	$ 978,114	$ 306,586	$ (840,256)	$ 289,906
Adjusted EBITDA[1]	$ 1,692,102	$ 1,567,599	$1,295,317	$ 310,818	$ 632,526
Free Cash Flow[1]	$ 1,602,912	$ 1,581,843	$ 984,774	$ (91,845)	$ 399,523
Customer Transactions	174,611	168,457	154,911	126,449	80,712

1 Refer to "Non-GAAP Measures" disclosure at the end of this news release for a description and calculation of these measures

Non-GAAP Measures:

C21 reports its financial results in accordance with GAAP and uses a number of financial measures when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. The Company refers to certain Non-GAAP financial measures such as "Free Cash Flow", "Adjusted EBITDA" and "same store sales". These measures do not have any standardized meanings prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company considers these measures to be an important indicator of the financial strength and performance of its business. The Company believes the adjusted results presented provide relevant and useful information for investors because they clarify the Company's actual operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the management of the Company. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, the Company's reported results as indicators of the Company's performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP financial measures to the most directly comparable GAAP measures.

"Free Cash Flow" is defined as Cash Provided by Operating Activities from Continuing Operations adding back income tax expense and before changes in working capital, minus capital expenditures. Management believes that Free Cash Flow, which measures our ability to generate cash from our continuing business operations, is an important financial measure for use in evaluating the Company's financial performance.  Free Cash Flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.

"Adjusted EBITDA" is defined as EBITDA (earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest) less accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedarplus.com and www.cxxi.ca.

Cautionary Note Regarding Forward-Looking Information and Statements:

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-Looking Statements"). Forward-Looking Statements in this news release include but are not limited to the Company's focus on ramping its new store and continuing to pursue additional opportunities in the market; and improving margins. Such Forward-Looking Statements represent the Company's beliefs and expectations regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control.

Forward-Looking Statements are based on assumptions, estimates, analyses and opinions of management of the Company at the time they were provided or made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including: achieving the anticipated results of the Company's strategic plans; and general economic, financial market, regulatory and political conditions in which the Company operates.

A variety of factors, including known and unknown risks, many of which are beyond the Company's control, could cause actual results to differ materially from the Forward-Looking Statements in this news release. Such factors include, without limitation: risks and uncertainties arising from: the inability to effectively manage growth; inputs, suppliers and skilled labour being unavailable or available only at uneconomic costs; the adequacy of the Company's capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute the Company's business plan (either within the expected timeframe or at all); changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws generally and adverse future legislative and regulatory developments involving medical and recreational marijuana; the risks of operating in the marijuana industry in the United States, and those other risk factors discussed in the Company's 20F filing with the U.S. Securities and Exchange Commission and Annual Information Form filing on SEDAR+.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the Forward-Looking Statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such Forward-Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Should assumptions underlying the Forward-Looking Statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

The Forward-Looking Statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any Forward-Looking Statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.